U.S. SECURITIES AND EXCHANGE COMMISSION	PRUDENTIAL PLC
100 F STREET, N.E.	1 ANGEL COURT
WASHINGTON, DC 20549	LONDON EC2R 7AG
USA
www.prudentialplc.com

17 March 2022

Re:	Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Prudential plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended 31 December 2021, which was filed with the Securities and Exchange Commission on 17 March 2022. The disclosure can be found under the heading “Supervision and Regulation of Prudential – Disclosure obligations under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012” in the Annual Report on Form 20-F.

Sincerely,

Prudential plc

/s/ Mark FitzPatrick
Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer

Prudential plc, 1 Angel Court, London, EC2R 7AG.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities.